PNC Center

1900 East 9th Street, Suite 3200

Cleveland, OH 44114-3482

T 216.621.0200

F 216.696.0740

www.bakerlaw.com

May 16, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (as amended, the Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 3, 2012 (the “Letter”). We also are forwarding a copy of this letter under separate cover, together with four (4) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

General

1.	We note that you have relied throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements such as “over the last two years, Outback Steakhouse, Carrabba’s and Bonefish Grill have significantly outperformed the Knapp-Track Casual Dining Index on traffic growth by 8.5%, 11.2% and 20.2%,” “Outback Steakhouse holds the #1 U.S. market position,” “Carrabba’s and Bonefish Grill hold the #2 U.S. market position,” and “Outback Steakhouse also held the #1 position in Brazil in the full-service restaurant sector and in South Korea among western full-

Chicago     Cincinnati     Cleveland     Columbus     Costa Mesa

Denver     Houston     Los Angeles     New York     Orlando     Washington, DC

May 16, 2012

service restaurant concepts,” among other statements. Please revise to provide context for such statements by disclosing the number and types of restaurants that are measured in the Knapp-Track Casual Dining Index and other applicable surveys. Please also provide us with a copy of this data as it relates to the statements you make in the prospectus.

We are supplementally providing to the Staff under separate cover copies of the market and other industry data supporting such statements in the Registration Statement. The Company is requesting that such supplemental material be returned pursuant to Rule 418. The Company has revised the disclosure on page ii in response to the Staff’s comment.

2.	Please revise to remove the “Table of Contents” and “Index to Financial Statements” heading from each page except the applicable pages.

We note that the referenced headings are hypertext links to the Table of Contents and Index to Financial Statements, respectively, in order to assist readers in navigating the electronic version of the filing. We believe these internal links are customary and permitted by Item 105(b) of Regulation S-T. We confirm that hard copy versions of the prospectus will not contain these headers.

3.	We note that the chronological order of financial information is not consistent throughout the filing. On page 55 you begin with fiscal year 2009 and on page F-3 you begin with fiscal year 2011. Please revise to ensure financial information reads consistently from left to right in the same chronological order throughout the filing. Please refer to ASC topic 205-10-S99-9 for further guidance.

The Company has revised the financial information so that it is consistently ordered throughout the filing.

Inside Cover Page Graphics

4.	Please revise to remove the word “[g]rowth” from the first page of graphics, the words “innovation,” “growth” and “fresh” from the second page of graphics and the words “quality,” “passion” and “pride” from the third page of graphics. In addition, please revise to remove the statement that “[e]very meal we serve tells the story of our SUCCESS” from the third page of graphics. Your graphics should be limited to your products or the services you provide and text accompanying your graphics should only be used to the extent necessary to explain briefly the visuals in the presentation.

The Company has revised the graphics in response to the Staff’s comment. In particular, the Company has deleted the words “growth” and “success.” As revised, the Company believes the graphics are appropriately limited to the products and services provided by the Company and the accompanying text is properly limited to terms that will be familiar and readily understandable to average investors and that are otherwise consistent with, and do not detract from, the prospectus disclosure. The Company believes the revised graphics are consistent with the Staff’s guidance contained in the Current Issues and Rulemaking Projects, Quarterly Update, March 31, 2001, Section VIII (http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii).

May 16, 2012

Outside Cover Page Graphics

5.	Please revise to remove the text from the first two pages of graphics.

The Company does not believe any revisions to these graphics are necessary, as we believe they are consistent with the Staff’s guidance cited in response to comment #4. Please refer to our response to comment #4 for additional details.

Market and Other Industry Data, page ii

6.	Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

The Company has advised us that all market data and reports cited in the Registration Statement are publicly available or available through subscriptions and were not prepared in contemplation of this offering.

7.	Please revise this section to remove the implication that information contained in the prospectus may not be accurate by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

The Company has revised the Market and Other Industry Data section on page ii in response to the Staff’s comment.

Prospectus Summary, page 1

8.	We note that your summary, in large part, repeats identical information contained in your Business section. Please revise the summary to identify those aspects of the offering that are the most material to you. Refer to Item 503 of Regulation S-K.

The Company has revised the disclosure on pages 1 through 5 of the Summary section in response to the Staff’s comment.

9.

Please revise the summary section and throughout to eliminate non-substantiable statements such as the statements on page 1 that your concepts provide a “compelling” customer experience combining “great food, highly attentive service” and “lively and contemporary ambience at attractive prices” and Outback Steakhouse features “high quality” and “attentive service” at a “compelling value.” We note other statements such as your management possessing “strong” brand management and “innovation expertise” on page 4 and your “successful” remodel program on page 5. In addition, please revise to clarify what you mean and provide the basis for your statements that Carrabba’s features “high quality handcrafted

May 16, 2012

dishes” and “warm Italian hospitality,” Bonefish Grill features “high-end yet approachable service” and an “energetic setting for drinks, dining and socializing with a popular bar menu” and Fleming’s offers a “stylish, lively and memorable dining experience” and “quality” wines. In addition, please revise to clarify what you mean by a “polished” casual seafood restaurant” on page 2. Please revise the Business section accordingly.

The Company has revised the Summary section and remainder of the prospectus (including pages 1, 2, 3, 4, 5, 95, 96, 98, 101, 103, 104 and 105) in response to the Staff’s comments.

However, the Company believes that various statements identified by the Staff as “non-substantiable” provide helpful descriptions for potential investors to understand how the Company seeks to position its restaurant concepts and to attract customers. For example, references to the “high quality” of its food indicate that the Company is selective in its ingredients, such as the grade of beef and freshness of its seafood and vegetables, and “handcrafted dishes” indicate that menu items are made from scratch at individual restaurant locations rather than mass-produced or prepackaged through an automated process. The Company’s service model provides customers with frequent attention from the restaurant staff and reflects high wait staff-to-table ratios. Furthermore, the ambience of each of its restaurant concepts differs, and these statements are intended to provide the reader with an understanding of how they are differentiated, which supports the Company’s business model and growth opportunities. The Company believes that there is sufficient explanation provided in the prospectus to enable the reader to understand what these abbreviated descriptions mean in the Summary and Business sections.

Our Company, page 1

10.	We note your disclosure on page 1 that Outback Steakhouse holds the #1 U.S. market position and Carrabba’s and Bonefish Grill holds the #2 U.S. market position, in their respective full-service restaurant categories, “[i]n 2010, Outback Steakhouse also held the #1 position in Brazil in the full-service restaurant sector and in South Korea among western full-service restaurant concepts” and other similar statements regarding market position throughout your document. Please revise to add balancing disclosure regarding the highly-fragmented nature of the restaurant industry and the small amount of market share held by even the largest companies. In addition, please revise to identify the “respective full-service restaurant categories” that Carrabba’s and Bonefish Grill operate in. Please revise the Business section accordingly.

The Company has revised the disclosure on pages 1 and 95 in response to the Staff’s comment.

11.	Please revise to clarify what you mean by the “best practices of the consumer products industry.”

May 16, 2012

The Company has revised the disclosure on pages 1 and 95 in response to the Staff’s comment.

12.	Please revise to clarify that you own a 50% interest in a joint venture that owns and operates Roy’s restaurants. Please revise page 87 as applicable.

The Company has revised the disclosure on pages 2 and 96 in response to the Staff’s comment.

13.	We note your disclosure in the second paragraph in this section regarding your comparable restaurant sales. Please revise to include Roy’s comparable restaurant sales regarding Roy’s and revise the Business section accordingly.

The joint venture in which the Company holds a 50% interest owns and operates only 22 Roy’s restaurants represents a very small portion of the Company’s over 1,400 restaurants. The Roy’s business has not been an area of focus for the Company over the past few years. The Company’s growth strategy has focused on increasing comparable restaurant sales in its four core concepts, and accordingly, the Company does not believe that including Roy’s in its comparable store sales data on page 1 would provide an appropriate reflection of its progress in that regard or the measures that it uses in managing the business.

14.	We note your reference to the Knapp-Track Casual Dining Index in the third paragraph in this section. Please revise to provide the corresponding information for Fleming’s and Roy’s and revise the Business section accordingly or advise.

The Company has revised pages 1 and 95 to provide the requested disclosure for Fleming’s relative to the Knapp-Track High End index, which the Company understands to be an index of high end steakhouses. The Company does not believe there is a comparable Knapp-Track index that would provide corresponding information for Roy’s.

15.	Please revise the third-to-last sentence in the first paragraph and the second sentence in the third paragraph in this section to state as beliefs and revise the business section accordingly.

The Company has revised the disclosure on pages 1 and 95 in response to the Staff’s comment.

Recent Evolution of our Business, page 2

16.	Please balance your disclosure on page 3 regarding the significant cost savings by disclosing that your cost of sales has increased due to rising commodity prices.

The Company has revised the disclosure on page 3 in response to the Staff’s comment. The Company has also provided disclosure regarding increased commodity prices elsewhere in the prospectus, including Risk Factors on page 17 and Management’s Discussion and Analysis on pages 61 and 64.

May 16, 2012

17.	Please revise to remove the word “extensive” from this section as this term is subjective and does not further investors’ understanding of the nature and type of consumer research you conducted. In addition, please revise the Business section accordingly.

The Company has revised the disclosure on pages 2, 3, 97, 99, 106 and 109 in response to the Staff’s comment.

Competitive Strengths, page 4

18.	We note that your summary contains a lengthy description of your competitive strengths and your growth strategy. Please balance the disclosure in your summary by providing a brief discussion of your current debt level, including the type and amount of your assets that have been pledged as collateral under your senior secured credit facilities and the 2012 CMBS loan, and the challenges of implementing your strategy.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

19.	Please explain what is a “compelling 360-degree customer experience.” Alternatively, please remove such disclosure.

The Company has revised the disclosure on pages 3 and 98 in response to the Staff’s comment.

20.	Please provide the basis for your statement on page 3 that customer experience and value perception differentiate your restaurants from other restaurants. Alternatively, please remove such disclosure.

The Company has revised the disclosure on pages 3 and 98 in response to the Staff’s comment.

21.	Please revise to clarify what you mean by your disclosure on page 4 that “[you] have enhanced the value that [you] offer [your] customers through menu and promotional innovation, rather than aggressive discounting.”

The Company has revised the disclosure on page 4 to remove the statement in order to shorten the Summary. The Company has also revised the disclosure on page 99 in response to the Staff’s comment.

22.	Please provide the basis for your statement that you “offer price points that deliver superior value to customers while maintaining attractive margins” and clarify what you mean by “attractive margins” by providing quantitative information. In addition, please disclose that you have offset the impact of rising commodity prices by increasing menu prices.

The Company has revised the disclosure on pages 4 and 99 in response to the Staff’s comment.

May 16, 2012

23.	Please provide the basis for your statement on page 4 that the fact that a “majority of [your] international restaurants are company-owned or operated through joint venture” differentiates you from “[your] casual dining peers.” Alternatively, please delete such statements.

The statement is based on the Company’s review of the information that is made publicly available by its peers and available through casual dining industry surveys, which indicate that many of these casual dining competitors have established international restaurant locations predominantly through franchise arrangements, rather than company-owned or joint venture owned stores. The Company has revised the disclosure on page 4 to remove the statements in order to shorten the Summary. The Company has revised the statement on page 99 to clarify that it is referring to “many” of its casual dining peers, rather than the group as a whole.

24.	Please revise to clarify what you mean by the term “best-in-class” in the last paragraph on page 4.

The Company has revised the disclosure on pages 4 and 100 in response to the Staff’s comment.

25.	Please revise to clarify what you mean by “high quality” and define “affordable” in the second bullet point on page 5 by including in brackets the range of prices. In addition, please revise to clarify what you mean by “meaningful” in the third bullet point on page 5 by providing quantitative information. Please revise throughout as appropriate.

The Company has revised the disclosure on pages 5 and 101 in response to the Staff’s comment.

26.	Please balance the fourth bullet point on page 5 and the last sentence of the first paragraph on page 6 to clarify that there is no guarantee that your “R&D team will continue to introduce innovative items that match evolving consumer preferences” or that your productivity measures will “yield productivity and costs savings of approximately $50 million in 2012 and additional savings in future years.” Similarly, please revise the third complete bullet point on page 92.

The Company has revised the disclosure on pages 5 and 102 in response to the Staff’s comment.

Our History, page 6

27.	When you refer to your “initial public offering” in the second sentence of the first paragraph on page 6, please clarify which entity you are referring to. Please also revise page 87 accordingly.

The Company has revised the disclosure on pages 6 and 96 in response to the Staff’s comment.

May 16, 2012

Our Sponsors, page 7

28.	Please revise the Our Sponsors section to remove the second sentence from your Bain Capital Partners, LLC section and the second sentence and the words “positioned for attractive growth” from the Catterton Management Company, LLC section on page 7, as you are offering shares of Bloomin’ Brands, Inc. not interests in Bain Capital Partners or Catterton Management Company.

The Company has revised the disclosure on page 7 in response to the Staff’s comment.

29.	Please balance the disclosure by disclosing that certain of your directors are also officers or control persons of your sponsors and briefly discuss the conflicts of interests that your sponsors, who also serve as your directors and members of your management company, may have with your business. In addition, please briefly discuss the conflicts of interest that your founders, two of whom serve as directors, may have with your business.

The Company has revised the Summary on pages 6 and 7 in response to the Staff’s comment regarding the officers and control persons of the Company’s Sponsors who are also directors. The Company has also added disclosure on page 29 in Risk Factors regarding conflicts of interest that its Founders who also serve as directors may have with the Company’s business due to their involvement in related party transactions, since the section referenced in the Summary section only pertains to the Sponsors.

Summary Consolidated Financial and Other Data, page 9

30.	We note your disclosure on page 12 in footnote (8) in which you state that as a result of your current liability for unearned revenue from the sale of gift cards, you have a working capital deficit. However, when you receive cash in advance from the sale of gift cards you have an increase in cash with an equal increase in unearned revenue liability, which in and of itself would not create a working capital deficit as both current assets and liabilities are increased. Please revise this disclosure as appropriate.

The Company has revised footnote (7) on page 11 to clarify the reasons why it has a working capital deficit.

Risk Factors, page 13

31.	Please add a risk factor about the risk that a significant amount of the proceeds will not be available to help you grow as a business as a significant amount of the proceeds will be used to pay your existing debt.

The Company has added a risk factor on page 25 in response to the Staff’s comment.

May 16, 2012

We may be required to use cash to pay one of our franchisees, page 15

32.	Please revise to also disclose that your development plans may be impacted by your grant to one of the T-Bird entities the exclusive right through 2031 to develop and operate Outback Steakhouse restaurants as a franchisee in California.

The Company does not believe the exclusive right granted to the T-Bird entities will have a material impact on its development plans. The exclusive right is limited to Outback Steakhouse restaurants in California, and the Company does not have plans to develop additional Outback Steakhouse restaurants in California at this time.

33.	Please revise to provide additional details regarding the equity interests in the T-Bird entities that own Outback Steakhouse restaurants which you may be required to purchase for cash.

The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Increased commodity, energy and other costs could decrease our profit margins, page 18

34.	Please revise to describe the rising cost of commodities in 2011 and the increase in your menu prices in 2011.

The Company has revised the disclosure on page 17 in response to the Staff’s comment.

Consumer reaction to public health issues, such as an outbreak of flu viruses, page 20

35.	We note that recently the USDA confirmed one case of mad cow disease found in a dairy cow in California and some media circuits report that certain foreign jurisdictions have banned U.S. beef until further notice. Please revise to update this risk factor as appropriate.

The Company has revised the disclosure in the risk factor regarding unfavorable publicity on page 19 in response to the Staff’s comment. The Company believes that the disclosure regarding mad cow disease is more appropriate in this risk factor, rather than the risk factor regarding consumer reaction to public health issues, as noted in the Staff’s comment.

We outsource certain accounting processes to a third-party vendor, which subjects us to, page 21

36.	Please revise to remove the word “unforeseen” from the heading for this risk factor.

The Company has revised the disclosure on page 21 in response to the Staff’s comment.

Our debt agreements contain restrictions that limit our flexibility, page 25

37.	Please revise to clarify the significant portion of your assets that you have pledged as collateral under the senior secured credit facilities and the 2012 CMBS Loan.

May 16, 2012

The Company has revised the disclosure on page 24 in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 31

38.	We note your disclosure on page 32 that “those factors should not be construed as exhaustive and should be read with other cautionary statements in [the] prospectus.” Please revise to provide cross-references to the other sections or clarify that your Risk Factors section includes all known and material risks.

The Company has revised the disclosure on page 32 to remove the cited language.

Termination of Management Agreement, page 40

39.	Please tell us whether you will pay a termination fee in connection with this offering to the management company. Also file the management agreement with the registration statement or advise.

On May 10, 2012, the Company entered into an amendment to the management agreement, pursuant to which it will pay an $8 million termination fee to the management company in connection with the completion of this offering. Relevant disclosure has been revised throughout the prospectus. The Company has filed the management agreement, as amended, as an Exhibit to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Factors Impacting Financial Results, page 54

40.	We note your statement that you expect to maintain a full valuation allowance on your net deferred income tax assets until you sustain an appropriate level of profitability that generates taxable income that would enable you to conclude that it is more likely than not that a portion of your deferred income tax assets will be realized. However, per the table on page F-42 you have a valuation allowance of only approximately $36 million and net deferred income tax assets of approximate $277 million. Please advise.

The table on page F-42 indicates that the Company has net deferred tax liabilities of $161 million. These net deferred tax liabilities include deferred tax assets and liabilities for foreign jurisdictions, for which no valuation allowance has been recorded. Also included in the net deferred tax liabilities are liabilities related to indefinite-lived assets. The full valuation allowance is recorded for net U.S. deferred income tax assets, excluding deferred tax liabilities related to indefinite-lived assets.

The Company has clarified the disclosure on page 56 in response to the Staff’s comment.

May 16, 2012

Ownership Structures, page 53

41.	We note the disclosure in the second paragraph that your company-owned or controlled restaurants include restaurants structured as limited partnerships where you are a general partner. We further note that your legal ownership interests in these partnerships and joint ventures generally range from 50% to 90%. Please clarify your ownership structure with respect to the limited partnerships and disclose whether the manager partners and chef partners are limited partners.

The Company has revised the disclosure on pages 55 and 115 in response to the Staff’s comment.

42.	Please revise to include a risk factor to disclose that your cash flow may be affected by the partnership distributions to your partners or explain to us why this is immaterial.

The Company has revised the disclosure on pages 55 and 115 to indicate that it does not receive 100% of the profits from restaurants in which it does not have a 100% interest. The Company does not believe this situation creates a risk to its business or cash flows, but is merely a structural arrangement. The partnership distributions to its partners are in proportion to their ownership interests.

Dividends, page 75

43.	Please revise to briefly disclose the limited circumstances under which OSI will pay dividends to you.

The Company has revised the disclosure on page 84 in response to the Staff’s comment.

Business, page 86

Our Company, page 86

44.	Please revise to remove the word “uniquely” seasoned beef on page 86 and the word “uniquely” prepared Italian dishes or please provide the basis for your belief that your seasoning and food preparation are unique.

The Company has revised the disclosure with regard to Carrabba’s on pages 2, 96 and 104 in response to the Staff’s comment. With respect to the Company’s statement regarding “uniquely seasoned beef,” the Company believes this is an accurate and helpful description of the steak it offers at Outback Steakhouse, which the Company has used for many years. The Company considers its recipe, which consists of 17 different spices, to be valuable proprietary information and safeguards its recipe accordingly. The Company believes, based on customer feedback, that its flavors are distinct from its competitors.

May 16, 2012

History and Evolution of Our Business, page 87

45.	We note your disclosure on page 88 that the percentage of customers that rated their overall customer satisfaction at Outback Steakhouse as excellent or very good increased from April 2009 to December 2011. Please revise to disclose the percentage of customers surveyed in April 2009 and December 2011. Please also disclose whether you have conducted similar surveys in your other restaurants, and, to the extent you have, whether the results at Outback Steakhouse are representative of the results of the surveys conducted at your other restaurants. In addition, please revise to provide a cross reference to page 105, where you provide a description of the Service Management Group and the customer surveys. Alternatively, please remove the disclosure.

The Company has revised the disclosure page 97 and the now cross-referenced page 114 in response to the Staff’s comment.

46.	Please revise the first sentence in the second-to-the-last bullet point on page 88 to state as a belief and remove the word “extensive” in the first and last bullet points on page 88, page 97 and page 100. In addition, please revise to clarify that it is your belief that you have improved the performance metrics provided to your managing and area operating partners in the last bullet point on page 88.

The Company has revised the disclosure on pages 2, 3, 97, 99, 106 and 109 in response to the Staff’s comment.

Competitive Strengths, page 89

47.	Please revise to remove the word “experienced” in the first bullet point on page 90 or substantiate to us that your managing partners are all experienced. Please also revise the second bullet point on page 90 to state as a belief.

The Company has revised the disclosure on pages 3 and 99 in response to the Staff’s comment.

Business Model Focused on Continuous Innovation and Productivity, page 90

48.	We note the disclosure that you reinvest a portion of productivity savings in innovation. Please revise to provide quantitative information regarding the portion of such savings that you invest in innovation or advise.

The Company has revised the disclosure to delete the referenced statement in the Summary section on page 4 and on page 100.

49.	Please revise to clarify what you mean by “strong value proposition” in the second bullet point on page 91.

The Company has revised the disclosure on pages 4 and 100 in response to the Staff’s comment.

May 16, 2012

Experienced Executive and Field Management Teams, page 91

50.	Please revise to disclose that it is your belief that Ms. Smith has a “strong track record of growth and operating discipline” and revise to clarify what you mean by “operating discipline.”

The Company has revised the disclosure on page 100 in response to the Staff’s comment.

51.	With a view towards revised disclosure, please advise as to how “innovation expertise” has been driven by your team’s focus on analytics and customer testing. In addition, please revise to remove the word “strong” as this term is subjective.

The Company has revised the disclosure on pages 4 and 100 in response to the Staff’s comment.

52.	Please revise the fourth sentence in the second paragraph of this section on page 91 to state as a belief. Similarly revise the second sentence in the first complete bullet point on page 92.

The Company has revised the disclosure pages 100 and 101 in response to the Staff’s comment.

53.	We note your disclosure on page 91 that you believe that your compensation structure differentiates you from your peers. Please provide the basis for this belief.

The Company has revised the disclosure on page 100 to clarify that the Company believes its compensation structure differentiates it from any competitor of similar size. These competitors generally include public companies, and the Company’s belief is based on its comparison of its program with those publicly disclosed by these competitors. Based on the public disclosure of the Company’s competitors, as well as management’s industry knowledge, the Company does not believe that any similarly-sized competitors utilize a similar compensation structure.

Pursue New Domestic and International Development, page 92

54.	We note your disclosure on page 92 that you are targeting a minimum of a 15% average pre-tax return on the initial investment in your new domestic restaurants. Please revise to clarify that there is no guarantee that you will achieve your goal of a minimum 15% average pre-tax return.

The Company has revised the disclosure on page 101 in response to the Staff’s comment.

55.	Please revise to disclose when you expect to double the number of Bonefish Grill restaurants from the existing base of 158 units or advise.

The Company has revised the disclosure on page 101 in response to the Staff’s comment.

May 16, 2012

Industry Overview, page 94

56.	Please clarify, if true, that the data provided in the first three paragraphs has been obtained from the National Restaurant Association.

The data cited in this section is used as described in Market and Other Industry Data. However, the Company has revised the disclosure page 103 to clarify this disclosure.

Our Concepts, page 94

57.	Please revise to clarify what you mean by “contemporary cooking techniques” and “Hawaiian hospitality” on page 96.

The Company has revised the disclosure on page 105 in response to the Staff’s comment.

58.	Please revise to clarify what you mean by “spacious” dining rooms and an “expansive” lounge area on page 96.

The Company has revised the disclosure on page 105 in response to the Staff’s comment.

Remodel/Renovation Plan, page 98

59.	Please revise to state that it is your belief your traffic growth increased because of the renovations on page 98.

The Company has revised the disclosure on page 107 to remove the statement attributing the traffic growth to the renovation program.

Restaurant Development, page 99

60.	Please revise to clarify what you mean by “[i]n the near term” in the second sentence in the first complete paragraph on page 100.

The Company has revised the disclosure on pages 5, 102 and 109 in response to the Staff’s comment.

Research & Development/Innovation, page 100

61.	If material, please revise to disclose the amount spent on research and development pursuant to Item 101(c)(1)(xi) of Regulation S-K.

The Company does not believe that disclosure of the amount it spent on research and development is required under Item 101(c)(1)(xi) of Regulation S-K, as the amount spent was not material.

62.	Please revise the second and third sentences in this section to state as beliefs.

The Company has revised the disclosure on page 109 in response to the Staff’s comment.

May 16, 2012

Strategy and Market Intelligence, page 101

63.	Please revise to provide quantitative information regarding the “consistent improvements in [your] rate of return.”

The Company has removed the disclosure on page 110 in response to the Staff’s comment.

Advertising and Marketing, page 102

64.	Please revise to clarify what you mean by “grassroots marketing” on page 102. In addition, please revise to clarify what you mean by “sufficient” penetration and a “meaningful” broadcast schedule.

The Company has revised the disclosure on page 111 in response to the Staff’s comment.

Restaurant Operations, page 103

65.	Please revise the first sentence in this section to state as a belief.

The Company has revised the disclosure on page 111 in response to the Staff’s comment.

Area Operating, Managing and Chef Partner Programs, page 103

66.	Please revise to clarify what you mean by “distributable cash flow” and “positive distributable cash flow” in accordance with the terms of a partner’s employment agreement on page 103.

The Company has revised the disclosure on pages 81 and 112 in response to the Staff’s comment.

Service, page 105

67.	Please revise to provide context regarding the Service Management Group surveys by disclosing the number of participants and the percentage of your customers that receive an invitation to participate in the web-based survey and the percentage of customers that participate in the survey.

The Company has revised the disclosure on page 114 in response to the Staff’s comment.

Sourcing and Supply, page 106

68.	Please revise to clarify how you are “building stronger partnerships with [your] key vendors.”

The Company has revised the disclosure on page 115 in response to the Staff’s comment. Furthermore, we note that the cited language is included in a sentence describing the mission of the Company’s supply chain management organization. There are many different ways that the Company might be able to build stronger relationships with its vendors, and one of the purposes of the supply chain management organization is to identify and evaluate any such opportunities. However, the Company does not believe that attempting to describe these activities or opportunities in the prospectus would add value to investors.

May 16, 2012

69.	We note your disclosure regarding your national distribution program with a custom distribution company. Please identify the sole custom distribution company and revise your risk factor section to address the risk of relying on a single distribution company or tell us why such disclosure is not necessary.

The Company has revised the Risk Factor disclosure on page 20 to indicate that it relies on a single custom distribution company.

The Company does not believe that naming the distribution company is required under Regulation S-K or necessary to an investor’s understanding of our supply of materials. The distribution company is a service provider that acts as an intermediary between the Company and its suppliers. The Company does not believe that its business or operations would be materially and adversely impacted if the Company was for any reason unable to continue to receive distribution services from this distribution company. The Company believes it would still be able to acquire products from its suppliers, either directly or through other distributors, without a material interruption in its business activities. The Company believes that competition in the food distribution industry is intense and that other distributors would compete for its business.

Furthermore, this distribution company has a highly diversified platform with four different divisions. The Company only utilizes a single platform known as the Custom division. From a geographical and logistical standpoint, this distribution company has tremendous reach and the Company perceives it to present a low risk of interruption of services. The Company obtains goods from seven different distribution facilities. In the event of an issue with one facility, the Company could shift to another or use one of the distributor’s other divisions (i.e. other than Custom).

Company-owned Restaurants, page 106

70.	We note disclosure stating that in the future you do not plan to utilize limited partnerships for domestic company-owned restaurants. Please tell us why you have decided to change the organizational structure for your domestic company-owned restaurants and whether the change in structure will affect your cash flow.

The Company has decided not to utilize limited partnerships for domestic company-owned restaurants in the future primarily for ease of administration and clarity with respect to employment tax treatment. The change will increase the Company’s payroll taxes as distributions will be subject to payroll taxes, but the change will not materially affect the Company’s cash flow.

Unaffiliated Franchise Program, page 107

71.	We note your disclosure on page 107 that your regional vice presidents “regularly” inspect franchised restaurants.” Please revise to disclose how frequently your vice presidents inspect your franchisees.

May 16, 2012

The Company has revised the disclosure on page 116 in response to the Staff’s comment.

Employees, page 110

72.	We note your disclosure on page 19 regarding the consent decree you entered into in December 2009 in settlement of litigation brought by the U.S. Equal Employment Opportunity Commission. Please revise to describe the terms of the settlement here or in your Legal Proceedings section.

The Company has disclosed the settlement and Consent Decree on page 118 in the Governmental Regulation section of the prospectus, which the Company believes is a more appropriate location for such disclosure than the Employees section. In response to the Staff’s comment, the Company has revised the disclosure on page 118 to provide additional details about the terms of the settlement and Consent Decree.

The Company has not disclosed the settlement in a Legal Proceedings section because it occurred in 2009. Item 103 of Regulation S-K applies to material pending legal proceedings. The Company does not consider this a pending proceeding. Nor does it consider the monetary amount of the settlement material within the meaning of Item 103 of Regulation S-K (including Instruction 2 thereto). Furthermore, even though the Consent Decree is still applicable, the Company does not consider the terms of the Consent Decree material enough to require disclosure under Item 103.

The Company disclosed the settlement and Consent Decree in the Risk Factors primarily to provide an example of the types of litigation that the Company could face, but this disclosure was not intended to be a distinct, material risk impacting the Company. The Company has been subject to the Consent Decree since 2009 and does not believe that continuing compliance poses a material risk or otherwise materially burdens the Company’s operations or its relations with its employees. The Risk Factor disclosure on page 18 has been revised to clarify and provide additional details about the terms of the settlement and Consent Decree.

73.	Please revise to disclose as to whether any of the employees of your franchisees are covered by a collective bargaining agreement.

The Company does not believe that such disclosure is required by Regulation S-K or otherwise would be helpful to investors. The disclosure in this section relates to the Company’s employees. Employees of the Company’s franchisees are not employees of the Company or any of the Company’s subsidiaries or affiliates. Any collective bargaining agreements covering employees of a franchisee would relate to the relationship between such franchisee and its employees, but it would not involve the Company or its employees. The Company advises the Staff that, other than the employees of a small number of franchised restaurants located in airports, the Company does not believe that the employees of its franchisees are subject to collective bargaining agreements. However, the Company does not have complete information from its 153 franchised restaurants to allow it to state in a prospectus whether or not the franchisee employees are covered by collective bargaining agreements.

May 16, 2012

Management, page 114

74.	We note your disclosure on page 114 that Dirk Montgomery will serve as your chief financial officer until you hire a new chief financial officer. Please revise to disclose when you intend to hire a new chief financial officer.

Effective May 7, 2012, the Company appointed David Deno as its new Chief Financial Officer. The Company has revised the Management section on pages 123 and 124 accordingly. The Company has also added an explanatory footnote to the Summary Compensation Table on page 136 and filed Mr. Deno’s employment agreement as Exhibit 10.53 to the Registration Statement.

Compensation Discussion and Analysis, page 119

75.	We note the disclosure on page 119 that you had 15 system-wide restaurant openings across most brands in 2011. Please revise to clarify whether the recently opened restaurants are company-owned, franchises and/or joint ventures.

The Company has revised the disclosure on pages 54 and 128 to specify that of the restaurant openings, seven were company-owned, five were joint ventures and three were franchises.

76.	Please revise to clarify what you mean by your disclosure that 2.1% of comparable sales represents “payment at target” on page 122. It appears that you may have intended to state that it represents payment at 50% of target.

The Company has revised the disclosure on page 131 in response to the Staff’s comment.

Compensation Changes for 2012, page 125

77.	We note your disclosure on page 124 that you granted Mr. Kadow and Ms. Bliney options based on the recommendation of your compensation consultant on December 9, 2011. We also note your disclosure on page 125 that your compensation consultant utilized comparative market data. To the extent that you used benchmarking in your decision to grant the options to Mr. Kadow and Ms. Bliney, please revise to identify the companies to which you benchmarked and the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company has revised the disclosure on page 134 in response to the Staff’s comment.

Executive Compensation, page 127

Summary Compensation Table, page 127

78.	We note your cross-reference to Grants of Plan-Based Awards for Fiscal 2009 in footnote 5 of your summary compensation table. However, we are unable to find such a section in your registration statement. Please advise.

May 16, 2012

The Company has deleted the cited cross-reference in footnote 5 on page 136 in response to the Staff’s comment.

Related Party Transactions, page 144

79.	Please revise to file your lease agreement with MVP LRS, LCC as an exhibit to your filing or tell us why this is not necessary.

The Company has filed the lease agreements with Selmon’s/Florida-I, Limited Partnership (predecessor to MVP LRS, LLC) as Exhibits 10.51 and 10.52 in response to the Staff’s comment. In addition, the Company notes that it deleted the disclosure regarding these leases on page 154 (previously under the heading “MVP LRS, LLC”) because this disclosure is already contained within the disclosure on page 155 under the heading “Sale of Lee Roy Selmon’s Concept.”

80.	Refer to page F-48 to F-51. Please revise to disclose the transaction with Paradise Restaurant Group, LLC and your transactions with the owners of your primary domestic beef cutting operations, which hold a greater than 50% combined ownership interest in your franchisee of six Outback Steakhouse restaurants in Southeast Asia or tell us why this is not necessary.

The Company does not believe that either of these transactions is required to be disclosed as a related party transaction under Item 404(a) of Regulation S-K, or otherwise is material to the disclosures in this section.

As disclosed in the notes to the financial statements, Paradise Restaurant Group is controlled by the former president of the Cheeseburger in Paradise concept and also includes as investors a current development partner of the Company and former Company employees. However, none of these individuals was or is a “related person” as defined in Instruction 1 to Item 404(a), either at the time of transaction or anytime thereafter, because none of these individuals was a director, executive officer or covered security holder of the Company, or an immediate family member of any of the foregoing. As a result, no “related persons” of the Company had or have a direct or indirect material interest in the Paradise Restaurant Group transactions.

With respect to the Company’s transactions with its primary domestic beef cutting operation, no “related person” within the meaning of Item 404(a) has any interest in such transactions. Despite the relationship between the beef cutting operation and the Company’s franchisee in Southeast Asia, no director, executive officer, covered security holder or an immediate family member or any of the foregoing has any direct or indirect material interest in either of these entities. As such, no “related person” has a direct or indirect material interest in the Company’s transactions with such entities.

The transactions referenced in the Staff’s comments were disclosed in Note 17 to the financial statements after considering the disclosure guidance applicable to financial statements and the notes thereto.

May 16, 2012

Restrictive Covenants and Other Matters, page 148

81.	Please revise to disclose the financial covenants and define the total leverage ratio test.

The Company has revised the disclosure on page 159 in response to the Staff’s comment.

Principal Stockholders, page 155

82.	Please revise footnote 2 to identify the individual or individuals who have voting or investment power with respect to the shares held by Catterton Partners VI-Kangaroo L.P.

The Company has revised footnote 2 on page 167 in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-8

Note 16. Commitments and Contingencies, page F-46

Insurance, page F-48

83.	We note your disclosure that reserves recorded for worker’s compensation and general liability claims are discounted using the average of the 1-year and 5-year risk free rate of monetary assets that have comparable maturities. Please confirm to us that the amount and timing of cash payments related to these liabilities are fixed or reliably determinable. Please revise to disclose the amounts accrued for these liabilities.

Please note that if a liability is recognized on a discounted basis, the notes should also include the following disclosures:

•	Expected aggregate undiscounted amount;

•	Expected payments for each of the five succeeding year, and the aggregate amount thereafter;

•	A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position; and

•	An explanation of material changes in the expected aggregate amount since the prior balance sheet date, other than those resulting from pay-down of the obligation.

Please refer to the guidance in ASC Topic 450-20-S99-1 and revise accordingly.

Reserves recorded for workers’ compensation and general liability claims represent management’s best estimate based upon an actuarial valuation provided by a third party actuary. Included in the reserves balances are case reserve estimates for reported losses, plus additional amounts based on projections for incurred but not reported claims and anticipated increases in case reserve estimates. The amount and timing of cash payments related to these liabilities are fixed or reliably determinable given a sufficient level of historical claim volume to support actuarial assumptions and judgments.

May 16, 2012

The Company has revised its disclosure within Note 16 on pages F-48 and F-49 to the Consolidated Financial Statements to comply with ASC Topic 450-20-S99-1.

Other

84.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company has updated the financial statements.

85.	Provide a currently dated consent from the independent public accountant in the amendment.

The Company has filed currently dated consents as Exhibits to Amendment No. 1.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (216) 861-7398.

Very truly yours,

/s/ John M. Gherlein

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc.

Joseph J. Kadow, Bloomin’ Brands, Inc.